

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 4, 2022

Jurgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

   **Re: VIA optronics AG
     Form 20-F for the Year Ended December 31, 2021
     Response Dated July 22, 2022
     File No. 001-39543**

Dear Mr. Eichner:

   We have reviewed your July 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Note 26. Segments , page F-47

1. We note from your response to our prior comment 5 that EBITDA is used by the CODM for purposes of making decisions about allocating resources to the segments and assessing its performance. However, we also note that the CODM receives revenue, gross profit, EBITDA and net profit (loss). In light of the fact that the CODM receives these other measures, we believe that the measure that should be disclosed in Note 26 in accordance with paragraphs 25 and 26 of IFRS 8 should be the one determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's financial statements. Please revise accordingly.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing